As confidentially submitted to the Securities and Exchange Commission on July 10, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PURPLE BIOTECH LTD.

(Exact name of Registrant as specified in its charter)

Israel	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4 Oppenheimer Street

Science Park

Rehovot 7670104, Israel

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue

Suite 204, Newark, DE 19715

Tel: +1 (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Rick A. Werner, Esq. Jayun Koo, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza, 26th Floor New York, New York 10112 Tel. (212) 659-7300 Fax (212) 884-8234	Sharon Rosen, Adv. FISCHER (FBC & Co.). 146 Derech Menachem Begin Tel Aviv-Yafo 6492103, Israel +972 3-694-4111

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission, of which this preliminary prospectus is a part, is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY 10, 2025

Up to            American Depositary Shares representing               Ordinary Shares

Up to            Pre-Funded Warrants to Purchase up to             American Depositary Shares

Up to            Series B Warrants to Purchase up to             American Depositary Shares

(and up to             American Depositary Shares representing             Ordinary Shares underlying the Pre-Funded
            Warrants and up to             American Depositary Shares representing             Ordinary Shares underlying the Series
             B Warrants)

Purple Biotech Ltd.

We are offering on a “reasonable best efforts” basis up to               American Depositary Shares (“ADSs”), with each ADS representing 200 of our ordinary shares, no par value per share (“Ordinary Shares”), or               Ordinary Shares in the aggregate, together with up to               Series B warrants to purchase up to               ADSs representing               Ordinary Shares (the “Warrants”). The ADSs and Warrants will be sold in a fixed combination, with each ADS accompanied by one Warrant to purchase        ADS. The ADSs and Warrants are immediately separable and will be issued separately in this offering, but must be purchased together in this offering. The assumed combined public offering price for each ADS and accompanying Warrant is $             , which was the closing price of the ADSs on The Nasdaq Capital Market (“Nasdaq”) on               , 2025. The Warrants will have an exercise price per ADS of $       and will be immediately exercisable for a term of               (             ) years from the date of issuance.

We are also offering to those purchasers, if any, whose purchase of ADSs in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, immediately following consummation of this offering, the opportunity to purchase, if they so choose, Pre-Funded Warrants to purchase up to         ADSs in lieu of ADSs that would otherwise result in beneficial ownership in excess of 4.99% (or 9.99%, as applicable) of our outstanding Ordinary Shares, including Ordinary Shares represented by ADSs. The purchase price of each Pre-Funded Warrant and accompanying Warrant will equal the price per ADS and accompanying Warrant being sold to the public in this offering, minus $           , which is the exercise price per ADS of each Pre-Funded Warrant. Each Pre-Funded Warrant will be exercisable for one ADS. Each Pre-Funded Warrant will be immediately exercisable and may be exercised at any time until exercised in full, subject to an ownership limit. This prospectus also relates to the offering of the ADSs issuable upon exercise of any Pre-Funded Warrants sold in this offering. For each Pre-Funded Warrant we sell, the number of ADSs we are offering will be decreased on a one-for-one basis. There is no established public trading market for the Pre-Funded Warrants or Warrants, and we do not expect a market for the Pre-Funded Warrants or Warrants to develop. We do not intend to apply for a listing of the Pre-Funded Warrants or Warrants on any national securities exchange. Without an active trading market, the liquidity of the Pre-Funded Warrants and Warrants will be limited.

We refer to the ADSs, the Pre-Funded Warrants and Warrants to be issued in this offering collectively as the “Securities.”

The ADSs are listed on Nasdaq under the symbol “PPBT.” On July 9, 2025, the last reported sale price of the ADSs on Nasdaq was $2.4721 per ADS. Our Ordinary Shares are listed on the Tel Aviv Stock Exchange (“TASE”) under the symbol “PPBT.” On July 9, 2025, the last reported sale price of our Ordinary Shares on the TASE was NIS 4.1, or $1.23 per Ordinary Share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.33 = $1.00).

The assumed combined public offering price used throughout this prospectus has been included for illustration purposes only and may not be indicative of the final combined public offering price. The actual combined public offering price per ADS (or Pre-Funded Warrant in lieu thereof) and accompanying Warrant will be determined between us and investors, in consultation with the Placement Agent (as defined below), based on market conditions at the time of pricing, and may be at a discount to the then current market price of the ADSs. The actual combined public offering price may be based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

We have engaged                (the “Placement Agent”), to act as our exclusive placement agent in connection with this offering. The Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the Securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the Securities we are offering and the Placement Agent is not required to arrange the purchase or sale of any specific number of Securities or dollar amount. We have agreed to pay to the Placement Agent the Placement Agent fees set forth in the table below, which assumes that we sell all of the Securities offered by this prospectus.

There is no minimum number of Securities or amount of proceeds required as a condition to closing in this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the Securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of Securities sufficient to pursue our business goals described in this prospectus. This offering will terminate on             , 2025, unless we decide to terminate the offering (which we may at any time in our discretion) prior to that date.

In addition, because there is no escrow, trust or similar arrangement and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of Securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. We will bear all costs associated with the offering. See “Plan of Distribution” on page 37 of this prospectus for more information regarding these arrangements.

We will have a single closing for all Securities purchased in this offering and the combined public offering price per ADS (or Pre-Funded Warrant in lieu thereof) and accompanying Warrant will be fixed for the duration of this offering.

Investing in our securities involves a high degree of risk. These risks are discussed in this prospectus under “Risk Factors” beginning on page 5 and the “Risk Factors” in “Item 3. Key Information — D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

	Per ADS and Accompanying Warrant	Per Pre-Funded Warrant and Accompanying Warrant	Total(3)
Combined public offering price	$	$	$
Placement agent fees(1)	$	$	$
Proceeds to us (before expenses)(2)	$	$	$

(1)	In addition, we have agreed to pay the Placement Agent a management fee equal to % of the gross proceeds of this offering, up to $ for non-accountable expenses, and reimburse the Placement Agent for its legal fees and other out-of-pocket expenses in an amount up to $ and up to $ for closing costs. See “Plan of Distribution” on page 37 of this prospectus for a description of the fees and expenses to be paid to the Placement Agent for services performed in connection with the offering.
(2)	Because there is no minimum number of Securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, Placement Agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. We estimate the total expenses of this offering payable by us, excluding the Placement Agent fees and expenses, will be approximately $ . See “Plan of Distribution” on page 37 of this prospectus for more information.
(3)	The amount of the proceeds to us presented in this table does not give effect to any exercise of the Warrants or the Pre-Funded Warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the Securities to the purchasers is expected to be made on or about          , 2025, subject to satisfaction of customary closing conditions.

The date of this prospectus is                 , 2025.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). You should rely only on the information contained in this prospectus or any related prospectus supplement, including the information incorporated herein by reference.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below. You should read this prospectus in its entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of the prospectus entitled “Where You Can Find Additional Information.”

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. This prospectus is an offer to sell only the Securities offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the Placement Agent have authorized anyone to provide you with information other than that contained in this prospectus, or any free writing prospectus prepared by or on our behalf or to which we have referred you. We and the Placement Agent take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We and the Placement Agent are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Securities. Our business, financial condition, results of operations and future prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

For investors outside the United States: We have not done anything that would permit the sale of our securities in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Securities and the distribution of this prospectus outside the United States.

Unless the context otherwise requires, all references to “Purple”, “Purple Biotech”, “Company,” “we,” “us,” “our,” “our company” and similar designations refer to Purple Biotech Ltd., together with (i) its former wholly-owned subsidiary, Kitov Pharmaceuticals, (ii) its majority owned subsidiary, TyrNovo, (iii) its wholly owned subsidiary, FameWave, (iv) its wholly owned subsidiary, Immunorizon, and (v) its wholly owned subsidiary Purple Biotech GmbH (in the process of dissolution), except where otherwise stated or where it is clear that the terms mean only Purple Biotech Ltd. exclusive of any subsidiaries. The trademarks, trade names and service marks appearing in this prospectus are property of their respective owners.

Unless specifically provided otherwise herein, the information that follows in this prospectus, other than in the historical financial statements and related notes included elsewhere in this prospectus, give retrospective effect to:

●	Effective as January 4, 2019, we effected a consolidation of our share capital at a ratio of 1:20, such that each twenty (20) Ordinary Shares were consolidated into one (1) Ordinary Share.

●	Effective as of August 21, 2020, we effected a change in the ratio of Ordinary Shares to each ADS, such that the ratio of ADSs to Ordinary Shares changed from one (1) ADS representing one (1) Ordinary Share to a new ratio of one (1) ADS representing ten (10) Ordinary Shares.

●	Effective as of September 17, 2024, we effected a change in the ratio of Ordinary Shares to each ADS, such that the ratio of ADSs to Ordinary Shares changed from one (1) ADS representing ten (10) Ordinary Shares to a new ratio of one (1) ADS representing two hundred (200) Ordinary Shares.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board. None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States.

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Our functional and presentation currency is the U.S. dollar. Foreign currency transactions in currencies other than the U.S. dollar are translated in this prospectus into U.S. dollars using exchange rates in effect at the date of the transactions.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

MARKET AND INDUSTRY DATA

This prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein may include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms, including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. In addition, certain sections of this prospectus and the information incorporated by reference herein contain information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Our ability to predict our operating results or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” on page 5 of this prospectus, under the similar headings of our most recent Annual Report on Form 20-F incorporated by reference herein, and certain other matters discussed in this prospectus, and the information incorporated by reference herein, and other publicly available sources. Such factors and many other factors beyond our control could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, including the safety and efficacy of our therapeutic candidates, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into the next stages of clinical trials, or to successfully complete our planned and ongoing preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	our ability to acquire or in-license additional therapeutic candidates, integrate acquired therapeutic candidates successfully into our business and to realize the anticipated benefits of acquisitions;

●	a delay or rejection of an Investigational New Drug (“IND”) application, New Drug Application or Biologics License Application for one or more of our therapeutic candidates;

●	our ability to maintain compliance with the NASDAQ listing standards;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the U.S. Food and Drug Administration (“FDA”) or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to commercialize, out-license or partner our drug candidates and/or our pharmaceutical products;

●	our ability to establish collaborations for our therapeutic candidates;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, revenues, capital requirements and our need for and ability to access sufficient additional financing;

●	the impact of competitive companies and technologies on our industry; and

●	the impact of the political, economic, security and public health situation in Israel, the United States and other countries in which we may operate or obtain approvals for our products or our business, including the impact of the current conditions in Israel on our business, which may exacerbate the magnitude of the factors discussed above.

We have included important factors in the cautionary statements included in this prospectus and the documents we incorporate by reference herein, particularly in the “Risk Factors” sections of these documents, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. No forward-looking statement is a guarantee of future performance.

You should read this prospectus and the documents that we incorporate by reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements in this prospectus and the documents we incorporate by reference herein represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information about us, this offering and information contained in greater detail elsewhere in this prospectus, and in the documents incorporated by reference herein. This summary is not complete and does not contain all of the information that you should consider before investing in the Securities. You should carefully read and consider this entire prospectus and information incorporated by reference into this prospectus, including the financial statements and related notes and “Risk Factors” starting on page 5 of this prospectus, before making an investment decision. If you invest in our Securities, you are assuming a high degree of risk.

The Company

We are a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance.

Our oncology pipeline includes CM24, NT219 and CAPTN-3. In developing these programs, we aim to address both the tumor and the tumor microenvironment (TME) to potentially improve patient outcomes.

●	CM24: Our lead oncology drug, CM24, is a humanized monoclonal antibody designed to block the interactions of Carcinoembryonic Antigen Related Cell Adhesion Molecule 1 (CEACAM1), a glycoprotein that plays a key role in immune regulation, cell adhesion, and tumor progression. CEACAM1 promotes tumor immune evasion and progression through multiple pathways. We have concluded a randomized, controlled, open-label, multicenter, proof of concept Phase 2 study for CM24 as a combination therapy with an anti-PD-1 checkpoint inhibitor and chemotherapy for the treatment of second-line pancreatic ductal adenocarcinoma (PDAC). The final data for the study demonstrated consistent improvement across all efficacy endpoints and also identified potentially predictive biomarkers, including pretreatment levels of CEACAM1 and neutrophil extracellular traps (NETs) levels in the serum and pretreatment levels of CEACAM1 in the tumor. We are planning a Phase 2b study targeting patients based on the potential biomarkers. We plan to initiate this study in the second half of 2025.

●	NT219: A dual inhibitor, small molecule that simultaneously targets Insulin Receptor Substrate 1 and 2 (IRS1/2) and Signal Transducer and Activator of Transcription (STAT3), two major survival signal transduction pathways driving the development of cancer drug resistance. We concluded a Phase 1 dose escalation study evaluating NT219 as a monotherapy and in combination with cetuximab. NT219 demonstrated anti-tumor activity as a second-line treatment of patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. We entered into a research agreement with the University of Colorado for an investigator-initiated Phase 2 study evaluating NT219 in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck in combination with cetuximab or pembrolizumab, which was initiated in June 2025.

●	CAPTN-3: A platform technology of conditionally activated tri-specific antibodies that engages both T cells and NK cells and a specific tumor-associated antigen (TAA) to induce a strong, localized immune response within the TME. A cleavable capping technology confines the compound’s therapeutic activity to the local TME, thereby potentially increasing the anticipated therapeutic window in patients. This technology presents a novel mechanism of action by unleashing both innate and adaptive immune responses at the TME to induce an optimal anti-tumor immune response. IM1240 is the platform’s lead tri-specific in preclinical development that targets the 5T4 antigen, which is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness and poor clinical outcomes. Preclinical studies have shown sustained tumor regression in a triple-negative breast cancer in-vivo model and pronounced anti-tumor effects in non-small cell lung cancer patient-derived explants (PDEs). In-vivo and in-vitro data demonstrated the platform's plug-and-play capability and a potentially beneficial safety profile. During 2024, we held a pre-IND meeting with the FDA that provided a clear path forward for our development plan through Phase 1 and we expect to submit an IND application to the FDA for IM1240 during 2026 and plan to initiate a first-in-human study thereafter.

Corporate Information

We were incorporated under the laws of the State of Israel (under a previous name) on August 12, 1968. Our Ordinary Shares were originally listed for trading on the TASE in 1978 and the ADSs have been traded on Nasdaq since November 2015. Our Ordinary Shares are currently traded on the TASE under the symbol “PPBT”, and the ADSs are currently traded on Nasdaq under the symbol “PPBT”. The Company is headquartered at 4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel and our telephone number is +972-3-933-3121. Our website address is www.purple-biotech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov.

THE OFFERING

ADSs offered by us	Up to ADSs, representing Ordinary Shares, on a best-efforts basis at an assumed combined public offering price of $ per ADS and accompanying Warrant (which is the last reported sale price of the ADSs on Nasdaq on , 2025).

The ADSs

Each ADS represents 200 of our Ordinary Shares. The ADSs will be delivered by The Bank of New York Mellon, as depositary (the “Depositary”).

As a holder of ADSs, we will not treat you as one of our shareholders. The Depositary, as depositary, or its nominee, will be the holder of the Ordinary Shares underlying the ADSs and you will have rights as provided in the Deposit Agreement, dated as November 20, 2015, among us, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 filed by the Depositary with the SEC on November 6, 2015.

Subject to the terms of the Deposit Agreement and in compliance with the relevant requirements set out in the prospectus, you may turn in the ADSs to the Depositary for cancellation and withdrawal of the Ordinary Shares underlying the ADSs. The Depositary will charge you fees for such cancellations pursuant to the Deposit Agreement.

You should carefully read the Deposit Agreement to better understand the terms of the ADSs.

Pre-Funded Warrants offered by us

We are also offering to those purchasers, if any, whose purchase of ADSs in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, immediately following consummation of this offering, the opportunity to purchase, if they so choose, Pre-Funded Warrants to purchase up to         ADSs in lieu of ADSs that would otherwise result in beneficial ownership in excess of 4.99% (or 9.99%, as applicable) of our outstanding Ordinary Shares, including Ordinary Shares represented by ADSs.

The purchase price of each Pre-Funded Warrant and accompanying Warrant will equal the price per ADS and accompanying Warrant being sold to the public in this offering, minus $          .

Each Pre-Funded Warrant will be exercisable for one ADS. The exercise price of each Pre-Funded Warrant will be $           per ADS. Each Pre-Funded Warrant will be immediately exercisable and may be exercised at any time until exercised in full, subject to an ownership limit. There is no expiration date for the Pre-Funded Warrants. We do not intend to apply for a listing for the Pre-Funded Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

This prospectus also relates to the offering of the ADSs issuable upon exercise of the Pre-Funded Warrants. For each Pre-Funded Warrant we sell, the number of ADSs we are offering will be decreased on a one-for-one basis.

Series B Warrants offered by us

Each ADS and each Pre-Funded Warrant to purchase one ADS is being sold together with a Warrant to purchase           ADS. Each Warrant will have an exercise price of $        (subject to adjustment as set forth therein), will be immediately exercisable and will expire          (      ) years from the date of issuance.

This prospectus also relates to the offering of the ADSs issuable upon exercise of the Warrants. Because we will issue a Warrant for each ADS and for each Pre-Funded Warrant sold in this offering, the number of Warrants sold in this offering will not change as a result of a change in the mix of the ADSs and Pre-Funded Warrants sold.

Ordinary Shares outstanding after this offering, including Ordinary Shares represented by ADSs (1)	Ordinary Shares, assuming that the maximum number of ADSs offered by this prospectus is sold in this offering.

Use of proceeds

Assuming the maximum number of ADSs are sold in this offering at an assumed combined public offering price of $          per ADS and accompanying Warrant, which represents the closing price of the ADSs on Nasdaq on            , 2025, we estimate the net proceeds of the offering will be approximately $          million, after deducting the Placement Agent fees and estimated offering expenses payable by us (assuming no Pre-Funded Warrants are issued and no exercise of the Warrants). However, this is a best efforts offering with no minimum number of Securities or amount of proceeds as a condition to closing, and we may not sell all or any of these Securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

We currently intend to use the proceeds from this offering to fund the development of our oncology therapeutic candidates, and for general working capital and corporate purposes. See the section of this prospectus titled “Use of Proceeds.”

Risk factors	Investing in our Securities involves a high degree of risk. See “Risk Factors” beginning on page 5 and the other information included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Securities.

Lock-Up	Our directors and executive officers have agreed with the Placement Agent not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, any of our securities for a period of months following the closing of this offering, subject to certain exceptions. See “Plan of Distribution” for more information.

Listing	The ADSs are listed on Nasdaq under the symbol “PPBT” and our Ordinary Shares are listed on the TASE under the symbol “PPBT.”

Dividend policy	We have never declared or paid any cash dividends on our Ordinary Shares. We do not anticipate paying any cash dividends in the foreseeable future.

(1) The number of our Ordinary Shares (including shares represented by ADSs) to be outstanding after this offering are based on 530,136,959 Ordinary Shares outstanding as of March 31, 2025 (not including one Ordinary Share held in treasury; such number of Ordinary Shares would be represented by 2,650,685 ADSs) and excludes as of March 31, 2025:

●	24,645,156 Ordinary Shares, represented by 123,226 ADSs, issuable upon exercise of options and settlement of restricted share units (“RSUs”) granted under our 2016 Equity Incentive Plan, at a weighted average exercise price of approximately $1.31 per share;

●	1,400,000 Ordinary Shares, represented by 7,000 ADSs, issuable upon exercise of placement agent warrants issued in connection with the April 2020 warrant exercise transaction, with an exercise price of $81.25 per ADS (the “April 2020 PA Warrants”);

●	7,933,330 Ordinary Shares, represented by 39,667 ADSs, issuable upon exercise of warrants issued to an investor in the private placement concurrent with our May 2020 registered direct offering (the “May 2020 Offering”), with an exercise price of $80 per ADS;

●	1,750,000 Ordinary Shares, represented by 8,750 ADSs, issuable upon exercise of placement agent warrants issued to designees of the placement agent as compensation in connection with the May 2020 Offering, with an exercise price of $100 per ADS (the “May 2020 PA Warrants”);

●	5,555,600 Ordinary Shares, represented by 27,778 ADSs, issuable upon exercise of warrants issued to investors in the June 2020 registered direct offering (the “June 2020 Offering”), with an exercise price of $180 per ADS;

●	1,944,430 Ordinary Shares, represented by 9,722 ADSs, issuable upon exercise of placement agent warrants issued to designees of the placement agent as compensation in connection with the June 2020 Offering, with an exercise price of $225 per ADS (the “June 2020 PA Warrants”);

●	3,043,480 Ordinary Shares, represented by 15,217 ADSs, issuable upon exercise of placement agent warrants issued to designees of the placement agent as compensation in connection with the October 2023 registered direct offering, with an exercise price of $28.75 per ADS (the “October 2023 PA Warrants”);

●	49,793,830 Ordinary Shares, represented by 248,969 ADSs, issuable upon exercise of the Series A-1 Warrants issued to a holder in connection with the July 2024 warrant exercise transaction (the “July 2024 Series A-1 Warrants”), with an exercise price of $8 per ADS;

●	62,876,350 Ordinary Shares, represented by 314,382 ADSs, issuable upon exercise of the Series A-2 Warrants issued to the Holders in connection with the July 2024 warrant exercise transaction (the “July 2024 Series A-2 Warrants”), with an exercise price of $8 per ADS;

●	3,943,460 Ordinary Shares, represented by 19,717 ADSs, issuable upon the exercise of the placement agent warrants issued to designees of the placement agent as compensation in connection with the July 2024 warrant exercise transaction (the “July 2024 PA Warrants”), with an exercise price of $9 per ADS; and

●	6,617,400 Ordinary Shares, represented by 33,087 ADSs, issuable upon the exercise of the placement agent warrants issued to designees of the placement agent as compensation in connection with the December 2024 registered direct offering (the “December 2024 PA Warrants”), with an exercise price of $7.50 per ADS.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

●	no exercise of the options or warrants and no settlement of the RSUs described above;

●	no sale of any Pre-Funded Warrants in this offering, which, if sold, would reduce the number of ADSs that we are offering on a one-for-one basis; and

●	no exercise of any Warrants issued in this offering.

RISK FACTORS

Investing in our Securities involves a high degree of risk. In addition to the other information contained in this prospectus and in the documents incorporated by reference herein, you should carefully consider the risks discussed below and under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”), before making a decision about investing in the Securities . The risks and uncertainties discussed below and in our 2024 Annual Report are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of the ADSs could decline, and you could lose part or all of your investment.

Please also read carefully the section above entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Current Condition in Israel

We conduct our operations in Israel and therefore, political, economic and military instability in Israel and its region may adversely affect our business, results of operations, and financial condition.

Because we are incorporated under the laws of the state of Israel and our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon), which have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers. In response, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Subsequent to the commencement of the Hamas-Israel war, Hezbollah in Lebanon launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel; and the Houthis, a military organization based in Yemen, launched a series of attacks on global shipping routes in the Red Sea, as well as direct attacks on various parts of Israel. In response to these attacks, the Israeli army carried out a number of targeted strikes on sites belonging to Hezbollah and conducted ground operations in southern Lebanon. In addition, in April and October 2024, Iran launched direct attacks on Israel, involving hundreds of drones and ballistic missiles launched directly towards highly populated civilian areas and military bases. In November 2024, a ceasefire agreement was reached between Hezbollah in Lebanon and Israel; however, Hezbollah breached the ceasefire agreement in March 2025. In January 2025, a temporary ceasefire agreement was reached between Hamas in Gaza and Israel, which remained in effect until mid-March 2025, when Israel resumed military operation is Gaza. In June 2025, Israel initiated military strikes against Iranian military infrastructure and strategic sites. Iran subsequently responded with missile and unmanned aerial vehicle attacks targeting Israeli civilian and military targets. Active hostilities between Israel and Iran continued for twelve days before a ceasefire agreement was reached. We cannot predict if and to what extent any ceasefire agreements will be reached or upheld. Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital.

Since the war broke out in October 2023, our operations have not been adversely affected in a material manner, and we have not experienced material disruptions to our business operations. We currently do not have active clinical studies in Israel and CM24 and NT219 are both manufactured by service providers outside of Israel. Most of our research and development work is being conducted by third-party entities outside of Israel. However, a prolonged and/or heightened conflict could have an adverse effect on our business, financial condition and results of operation.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel and Israeli companies. In addition, the political and security situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods and services or restrict business with Israel and Israeli companies. These restrictive laws and policies, along with any future rulings from international tribunals against Israel, may have an adverse impact on our operating results, financial condition or our business.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of March 31, 2025, none of our current employees in Israel are currently on active military duty. However, military service call ups that result in absences of personnel for extended periods may materially and adversely affect our business, prospects, financial condition and results of operations.

Finally, political conditions within Israel may affect our operations. Israel held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and the market price of our shares, as well as on our ability to raise additional capital.

Risks Related to this Offering

Our management will have immediate and broad discretion over the use of the net proceeds from this offering and any exercise of the Warrants and may not use them effectively.

We currently intend to use the net proceeds of this offering and any exercise of any Warrant to fund the development of our oncology therapeutic candidates and for general working capital and corporate purposes. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

Because the offering is being conducted on a “best efforts” basis, we may not raise the maximum proceeds set forth in this prospectus, and even if we do, we will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

The Placement Agent is offering the Securities in this offering on a best efforts basis. The Placement Agent is not required to purchase any Securities, but will use its best efforts to sell the Securities offered. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated or will result in any proceeds being made available to us or if consummated, the amount of proceeds to be received. The success of this offering will impact our ability to use the proceeds to execute our business plan. An adverse effect on the business may result from raising less than anticipated, and from the fact that there is no minimum raise.

We have incurred losses in each year since our inception. If we continue to use cash at our historical rates of use, we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

Because there is no minimum required for the offering to close, investors in this offering will not receive a refund in the event that we do not sell an amount of Securities sufficient to pursue the business goals outlined in this prospectus.

We have not specified a minimum offering amount nor have or will we establish an escrow account in connection with this offering. Because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our business, but we are unable to fulfill our objectives due to a lack of interest in this offering. Further, because there is no escrow account in operation and no minimum investment amount, any proceeds from the sale of Securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. Investor funds will not be returned under any circumstances whether during or after the offering.

You may experience immediate and substantial dilution in the net tangible book value of the ADSs you purchase in this offering.

The assumed offering price of the ADSs offered pursuant to this prospectus is substantially higher than the net tangible book value per ADS. Therefore, if you purchase ADSs in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per ADS from the price per ADSs in offering. Based on the assumed combined public offering price of $           per ADS and accompanying Warrant, you will experience immediate dilution of $           per ADS, representing the difference between our as adjusted net tangible book value per ADS after this offering and the assumed combined public offering price per ADS and accompanying Warrant. If the holders of outstanding options or warrants exercise those options or warrants at prices below the assumed combined public offering price, you will incur further dilution. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase ADSs in this offering.

There is no public market for the Warrants or Pre-Funded Warrants being offered by us in this offering.

There is no established public trading market for the Warrants or Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants or Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Warrants or Pre-Funded Warrants will be limited.

The Warrants and Pre-Funded Warrants are speculative in nature.

The Warrants and Pre-Funded Warrants offered hereby do not confer any rights of ADS ownership on their holders, such as voting rights, but rather merely represent the right to acquire ADSs represented by Ordinary Shares at a fixed price. Specifically, holders of the Pre-Funded Warrants may acquire the ADSs issuable upon exercise of such warrants at an exercise price of $        per ADS, and holders of the Warrants may acquire the ADSs issuable upon exercise of such warrants at an exercise price of $                per ADS. Moreover, following this offering, the market value of the Warrants and Pre-Funded Warrants is uncertain and there can be no assurance that the market value of the Warrants and Pre-Funded Warrants will equal or exceed their public offering prices. There can be no assurance that the market price of the ADSs will ever equal or exceed the exercise price of the Warrants and Pre-Funded Warrants, and consequently, whether it will ever be profitable to exercise the Warrants and Pre-Funded Warrants. In the event the market price per ADS does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

Holders of the Warrants and Pre-Funded Warrants will have no rights as ADS holders with respect to the ADSs underlying the Warrants or Pre-Funded Warrants until such holders exercise their Warrants or Pre-Funded Warrants and acquire ADSs, except as otherwise provided in the Warrants or Pre-Funded Warrants.

Until holders of the Warrants and Pre-Funded Warrants acquire ADSs upon exercise thereof, such holders will have no rights with respect to the ADSs underlying such Warrants or Pre-Funded Warrants, except as otherwise provided in the Warrants or Pre-Funded Warrants. Upon exercise of the Warrants or Pre-Funded Warrants, the holders will be entitled to exercise the rights of an ADS holder only as to matters for which the record date occurs after the exercise date.

Purchasers who purchase Securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to: (i) timely delivery of Securities; (ii) agreement to not enter into variable rate financings for one year from closing, subject to certain conditions and exceptions; (iii) agreement to not enter into any financings for             days from closing, subject to certain conditions and exceptions; and (iv) indemnification for breach of contract.

ADSs representing a substantial percentage of our outstanding Ordinary Shares may be sold in this offering, which could cause the price of the ADSs and/or Ordinary Shares to decline.

We may sell in this offering up to     ADSs (or Pre-Funded Warrants to purchase up to         ADSs in lieu thereof), representing           Ordinary Shares, or approximately        % of our outstanding Ordinary Shares, prior to this offering, as of           , 2025, together with accompanying Warrants to purchase up to           ADSs, representing           Ordinary Shares, or approximately        % of our outstanding Ordinary Shares, prior to this offering, as of           , 2025. In addition, as of      ,2025, we had outstanding warrants to purchase           Ordinary Shares (represented by           ADSs), outstanding options to purchase           Ordinary Shares (represented by          ADSs) and           outstanding RSUs (represented by          ADSs). This sale and any future sales of a substantial number of ADSs or Ordinary Shares in the public market, or the perception that such sales may occur, including sales of the ADSs issuable upon exercise of warrants and options and sales of the ADSs issuable upon vesting of RSUs, and or other equity-based securities, could materially adversely affect the price of the ADSs or Ordinary Shares. We cannot predict the effect, if any, that market sales of those ADSs or Ordinary Shares or the availability of those ADSs or Ordinary Shares for sale will have on the market price of the ADSs or Ordinary Shares.

You may experience future dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional ADSs, Ordinary Shares or other securities convertible into or exchangeable for the ADSs or Ordinary Shares at prices that may not be the same as the price per ADS in this offering. We may sell ADSs, Ordinary Shares or other securities in any other offering at a price per ADS or per Ordinary Share, as appliable, that is less than the price per ADS paid by the investors in this offering, and investors purchasing ADSs, Ordinary Shares or other securities in the future could have rights superior to the rights of ADS holders. The price per ADS or per Ordinary Share at which we sell additional ADSs, Ordinary Shares, as applicable, or securities convertible or exchangeable into ADSs or Ordinary Shares, in future transactions, may be higher or lower than the price per ADS paid by the investors in this offering.

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we will likely be treated as a PFIC for U.S. federal income tax purposes for 2024. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, (ii) not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (iii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

We currently do not anticipate paying cash dividends, and accordingly, shareholders must rely on the appreciation in our Ordinary Shares and ADSs for any return on their investment.

We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. The ability of an Israeli company to pay dividends is governed by Israeli law, which provides that unless otherwise approved by a court, distributions, including cash dividends, may be made only out of retained earnings as determined for statutory purposes, and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations, as they become due. Subject to the foregoing, payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on various factors, such as our financial condition, operating results, current and anticipated cash needs and other business and economic factors that our Board of Directors may deem relevant. Since we do not have earnings, we currently do not have any ability to pay dividends or repurchase our shares, absent court approval. Therefore, the success of an investment in our Ordinary Shares and ADSs will depend upon any future appreciation in their value. There is no guarantee that our Ordinary Shares and ADSs will appreciate in value or even maintain the price at which our holders have purchased their shares and ADSs.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $         million, assuming the sale of the maximum number of Securities in this offering at an assumed combined public offering price of $          per ADS and accompanying Warrant (which is the last reported sale price of the ADSs on Nasdaq on          , 2025), after deducting the Placement Agent fees and estimated offering expenses payable by us, assuming no sale of any Pre-Funded Warrants and no exercise of the Warrants.

However, this is a best efforts offering with no minimum, and we may not sell all or any of the Securities we are offering. As a result, we may receive significantly less in net proceeds. Based on the assumed combined public offering price set forth above, we estimate that our net proceeds from the sale of 75%, 50%, and 25% of the Securities offered in this offering would be approximately $        million, $           million, and $      million, respectively, after deducting the Placement Agent fees and estimated offering expenses payable by us , assuming no sale of any Pre-Funded Warrants and no exercise of the Warrants.

These estimates exclude the proceeds, if any, from the exercise of Warrants offered hereby. If all of the Warrants offered hereby were to be exercised in cash at the assumed exercise price of $           per ADS, we would receive additional proceeds of approximately $ million. We cannot predict when or if these Warrants will be exercised. It is possible that these Warrants may expire and may never be exercised. Additionally, these Warrants contain a cashless exercise provision that permit exercise of such Warrants on a cashless basis at any time when there is no effective registration statement under the Securities Act covering the issuance of the Ordinary Shares underlying ADSs.

We currently intend to use the net proceeds of this offering to fund the development of our oncology therapeutic candidates and for general working capital and corporate purposes.

Our expected use of net proceeds from the offering represents our current intentions based upon our present plans and business conditions. Investors are cautioned, however, that expenditures may vary substantially from these uses. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of the development programs for our oncology therapeutic candidates and the amount of cash used in our operations. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders and do not anticipate paying any cash dividends for the foreseeable future. We anticipate that, for the foreseeable future, we will retain any future earnings to finance operations and the development of our business. The distribution of dividends may also be limited by the Companies Law, 1999 (the “Companies Law”) which permits the distribution of dividends, including share repurchases, only out of retained earnings or earnings derived over the two most recent fiscal years prior to the distribution, whichever is higher, according to the then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not already reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution (referred to as the “profit test”). If we do not meet the profit test, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our Board of Directors and, if applicable, the court, determines that that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due (referred to as the “solvency test”). Pursuant to regulations promulgated under the Companies Law, as an Israeli company dual listed on the TASE and the Nasdaq, our Board of Directors may resolve to distribute a dividend by way of a share repurchase program if it does not meet the profit test without seeking the approval of the court, subject to the following: (i) the company meets the solvency test; and (ii) the company provided a notice to certain creditors regarding its intention to distribute a dividend by way of a share repurchase program without meeting the profit test and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Companies Law).

Under our amended and restated articles of association, our Board of Directors has sole discretion whether to pay dividends, subject to the provision of the Companies Law. Payment of dividends may be subject to Israeli withholding taxes. For additional information, see “Taxation – Israeli Tax Considerations.”

CAPITALIZATION

The following table sets forth our total capitalization as of March 31, 2025:

●	on an actual basis;

●	on a pro forma basis, after giving effect to the sale of 185,735 ADSs at an average offering price of $2.29 per ADS between April 1, 2025, and July 9, 2025, pursuant to the Open Market Sale AgreementSM we entered into with Jefferies LLC (the “Pro Forma Adjustment”); and

●	on a pro forma as adjusted basis, after giving further effect to the sale by us in this offering of ADSs and accompanying Warrants at the assumed combined public offering price of $ per ADS and accompanying Warrant, which was the last reported sales price of the ADSs on Nasdaq on , 2025, after deducting estimated placement agent fees and expenses and estimated offering expenses payable by us, assuming no sale of any Pre-Funded Warrants and no exercise of the Warrants.

The information in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited consolidated financial statements and notes thereto incorporated by reference in this prospectus, and the information set forth under “Item 5. Operating and Financial Review and Prospects” of our 2024 Annual Report, incorporated by reference into this prospectus, as well as “Use of Proceeds” in this prospectus.

The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual public offering price of our Securities and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” and our financial statements and the related notes thereto incorporated by reference in this prospectus.

	As of March 31, 2025
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except for share data)

Cash and cash equivalents	5,772	6,198
Shareholders’ equity:
Ordinary shares	-	-
Share premium	147,937	148,363
Receipts on account of warrants	21,145	21,145
Capital reserves	8,712	8,712
Accumulated loss	(145,146)	(145,146)
Total shareholders’ equity	32,648	33,074
Non-controlling interest	48	48
Total capitalization	32,696	33,122

Unless otherwise indicated, the above discussion and table are based on 530,136,959 Ordinary Shares outstanding as of March 31, 2025 (not including one Ordinary Share held in treasury; such number of Ordinary Shares would be represented by 2,650,685 ADSs) and excludes as of March 31, 2025:

●	24,645,156 Ordinary Shares, represented by 123,226 ADSs, issuable upon exercise of options and settlement of RSUs granted under our 2016 Equity Incentive Plan, at a weighted average exercise price of approximately $1.31 per share;

●	1,400,000 Ordinary Shares, represented by 7,000 ADSs, issuable upon exercise of the April 2020 PA Warrants, with an exercise price of $81.25 per ADS;

●	7,933,330 Ordinary Shares, represented by 39,667 ADSs, issuable upon exercise of warrants issued to an investor in the private placement concurrent with the May 2020 Offering, with an exercise price of $80 per ADS;

●	1,750,000 Ordinary Shares, represented by 8,750 ADSs, issuable upon exercise of the May 2020 PA Warrants, with an exercise price of $100 per ADS;

●	5,555,600 Ordinary Shares, represented by 27,778 ADSs, issuable upon exercise of warrants issued to investors in the June 2020 Offering, with an exercise price of $180 per ADS;

●	1,944,430 Ordinary Shares, represented by 9,722 ADSs, issuable upon exercise of the June 2020 PA Warrants, with an exercise price of $225 per ADS;

●	3,043,480 Ordinary Shares, represented by 15,217 ADSs, issuable upon exercise of the October 2023 PA Warrants, with an exercise price of $28.75 per ADS;

●	49,793,830 Ordinary Shares, represented by 248,969 ADSs, issuable upon exercise of the July 2024 Series A-1 Warrants, with an exercise price of $8 per ADS;

●	62,876,350 Ordinary Shares, represented by 314,382 ADSs, issuable upon exercise of the July 2024 Series A-2 Warrants, with an exercise price of $8 per ADS;

●	3,943,460 Ordinary Shares, represented by 19,717 ADSs, issuable upon the exercise of the July 2024 PA Warrants, with an exercise price of $9 per ADS; and

●	6,617,400 Ordinary Shares, represented by 33,087 ADSs, issuable upon the exercise of the December 2024 PA Warrants, with an exercise price of $7.50 per ADS.

DILUTION

If you invest in our Securities, your interest will be diluted immediately to the extent of the difference between the public offering price per ADS and the pro forma as-adjusted net tangible book value per ADS immediately after this offering (in each case, assuming no sale of Pre-Funded Warrants in the offering).

The net tangible book value of the ADSs as of March 31, 2025, was approximately $4.85 million, or approximately $1.83 per ADS. Net tangible book value per ADS represents the amount of our total tangible assets less total liabilities divided by the total number of our Ordinary Shares outstanding as of March 31, 2025.

As of March 31, 2025, after giving effect to the Pro Forma Adjustment, our pro forma net tangible book value would have been approximately $5.25 million, corresponding to a pro forma net tangible book value of $1.86 per ADS.

After giving further effect to the sale of the maximum amount of              ADSs (assuming no sale of Pre-Funded Warrants in the offering) and accompanying Warrants to purchase up to       ADSs in this offering at the assumed combined public offering price of $              per ADS and accompanying Warrant, which is the last reported sale price of the ADSs on the Nasdaq on               , 2025, after deducting the placement agent fees and estimated offering expenses payable by us in connection with this offering, and excluding the proceeds, if any, from the cash exercise of the Warrants, our pro forma as adjusted net tangible book value as of March 31, 2025, would have been approximately $              million, or approximately $              per ADS. This represents an immediate increase in pro forma net tangible book value of approximately $              per ADS to our existing security holders and an immediate dilution in net tangible book value of approximately $              per ADS to purchasers of Securities in this offering, as illustrated by the following table:

Assumed combined public offering price per ADS and accompanying Warrant			$
Consolidated net tangible book value per ADS as of March 31, 2025		$1.83
Increase in consolidated net tangible book value per ADS attributable to the Pro Forma Adjustment		$0.03
Pro forma net tangible book value per ADS as of March 31, 2025		$1.86
Increase in consolidated net tangible book value per ADS attributable to the offering	$
Pro forma as adjusted consolidated net tangible book value per ADS as of March 31, 2025, after giving effect to this offering			$
Dilution per ADS to new investors participating in this offering			$

The information discussed above is illustrative only, and the dilution information following this offering will depend on the actual combined public offering price per ADS and accompanying Warrant and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed combined public offering price of $        per ADS and accompanying Warrant, which is the price set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2025, after this offering by $     per ADS, and would increase (decrease) dilution to new investors by $     per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same (assuming no sale of Pre-Funded Warrants in this offering), after deducting the Placement Agent’s fees and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the Warrants issued in this offering. An increase of 100,000 in the number of ADSs we are offering would increase our pro forma as adjusted net tangible book value as of March 31, 2025, after this offering by $     per ADS, and would decrease dilution to new investors by $     per ADS, assuming the assumed combined public offering price remains the same (assuming no sale of Pre-Funded Warrants in this offering), after deducting the Placement Agent’s fees and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the Warrants issued in this offering. A decrease of 100,000 in the number of ADSs we are offering would decrease our pro forma as adjusted net tangible book value as of March 31, 2025, after this offering by $       per ADS and would increase dilution to new investors by $       per ADS, assuming the assumed combined public offering price remains the same (assuming no sale of Pre-Funded Warrants in this offering), after deducting the Placement Agent’s fees and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the Warrants issued in this offering.

Unless otherwise indicated, the above discussion and table are based on 530,136,959 Ordinary Shares outstanding as of March 31, 2025 (not including one Ordinary Share held in treasury; such number of Ordinary Shares would be represented by 2,650,685 ADSs) and excludes as of March 31, 2025:

●	24,645,156 Ordinary Shares, represented by 123,226 ADSs, issuable upon exercise of options and settlement of RSUs granted under our 2016 Equity Incentive Plan, at a weighted average exercise price of approximately $1.31 per share;

●	1,400,000 Ordinary Shares, represented by 7,000 ADSs, issuable upon exercise of the April 2020 PA Warrants, with an exercise price of $81.25 per ADS;

●	7,933,330 Ordinary Shares, represented by 39,667 ADSs, issuable upon exercise of warrants issued to an investor in the private placement concurrent with the May 2020 Offering, with an exercise price of $80 per ADS;

●	1,750,000 Ordinary Shares, represented by 8,750 ADSs, issuable upon exercise of the May 2020 PA Warrants, with an exercise price of $100 per ADS;

●	5,555,600 Ordinary Shares, represented by 27,778 ADSs, issuable upon exercise of warrants issued to investors in the June 2020 Offering, with an exercise price of $180 per ADS;

●	1,944,430 Ordinary Shares, represented by 9,722 ADSs, issuable upon exercise of the June 2020 PA Warrants, with an exercise price of $225 per ADS;

●	3,043,480 Ordinary Shares, represented by 15,217 ADSs, issuable upon exercise of the October 2023 PA Warrants, with an exercise price of $28.75 per ADS;

●	49,793,830 Ordinary Shares, represented by 248,969 ADSs, issuable upon exercise of the July 2024 Series A-1 Warrants, with an exercise price of $8 per ADS;

●	62,876,350 Ordinary Shares, represented by 314,382 ADSs, issuable upon exercise of the July 2024 Series A-2 Warrants, with an exercise price of $8 per ADS;

●	3,943,460 Ordinary Shares, represented by 19,717 ADSs, issuable upon the exercise of the July 2024 PA Warrants, with an exercise price of $9 per ADS; and

●	6,617,400 Ordinary Shares, represented by 33,087 ADSs, issuable upon the exercise of the December 2024 PA Warrants, with an exercise price of $7.50 per ADS.

Except as indicated otherwise, the discussion and table above assume no exercise of the Warrants accompanying the ADSs and Pre-Funded Warrants sold in this offering.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and certain provisions of our articles of association and Israeli law are summaries and do not purport to be complete. The description is qualified in its entirety by reference to our articles of association, Israeli law and any other documents referenced.

As of March 31, 2025, our authorized share capital consisted of 100,000,000,000 Ordinary Shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class.

Ordinary Shares

The following is a description of certain rights attached to our Ordinary Shares.

Voting Rights. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote of shareholders. The Ordinary Shares do not have preemptive rights, preferred rights or any other right to purchase our securities.

Foreign Ownership. Neither our amended and restated articles of association nor the laws of the State of Israel restrict the ownership or voting of Ordinary Shares by non-residents of Israel, except under certain circumstances for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Transfer of Shares. Our fully paid Ordinary Shares may generally be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded.

Election of Directors. Under our amended and restated articles of association, the number of directors on our Board of Directors will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any regulations enacted thereunder) (“Maximum Number”). The majority of the members of our Board of Directors shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of our Board of Directors by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by our shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of the voting rights in the Company as of the record date established for the applicable general meeting of our shareholders (“Special Majority”). In accordance with our amended and restated articles of association, the directors elected to serve are divided into three classes, with each class comprising one-third of the members of our Board of Directors (who are not external directors, if any were appointed), (hereinafter the “first class”; the “second class”; and the “third class”). If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the aforesaid rule. In the annual general meeting of our shareholders that will take place each year, the shareholders shall be entitled to elect directors who shall be elected for a three-year term to replace the class of directors whose term in office has expired as of such annual general meeting of our shareholders. Our Board of Directors may appoint a director at any time to fill any vacancies until the annual meeting of our shareholders set to take place at the end of the three-year term for the class of directors to which such director is so appointed by our Board of Directors, provided that the total number of the members of our Board of Directors serving at such time will not exceed the Maximum Number. The shareholders may at all times, by a Special Majority vote of the shareholders, dismiss a director. A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above.

Dividend and Liquidation Rights. Subject to preferences that may be applicable to any then outstanding preferred shares, our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount of shares held by the shareholders. See “Dividend Policy” for additional information.

In the event of our liquidation, subject to any preferences that may be applicable to any then outstanding preferred shares, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to their shareholdings.

Preferred Shares

Pursuant to our amended and restated articles of association, our Board of Directors is authorized to fix, by resolution of our Board of Directors, (i) the number of issued preferred shares (subject to the maximum number of preferred shares authorized in such class), (ii) the designation of such class of preferred shares, and (iii) the preferences, qualifications, and special or relative rights or privileges, which may include, among others, dividend rights, liquidation preferences, conversion rights and redemption rights.

The following is a description of certain rights attached to our preferred shares.

Voting Rights. All preferred shares shall be non-voting shares and shall not vest the holder thereof with any right to participate in the Company’s general meetings, to receive notice thereof and/or to vote thereat, except as otherwise specifically required by Israeli law.

So long as any preferred shares are outstanding, the adoption of a resolution, by a regular majority in voting power of the preferred shares who are present, entitled to vote thereon (if any) and voting thereon, voting together as a single class, given in person or by proxy or by an authorized proxy holder, at a meeting of holders of preferred shares shall be necessary for effecting or validating: (i) any amendment or alteration of the memorandum of association or articles of association so as to authorize or create, or increase the authorized amount of, any class or series of shares that will rank senior to the outstanding class or classes of preferred shares as to dividend rights and distribution rights upon the liquidation, winding up or dissolution of our company; (ii) any amendment of any provision of our articles of association so as to adversely affect the special rights, preferences, privileges or voting powers of the preferred shares; and (iii) any consummation of a binding share exchange or reclassification involving the preferred shares, or of a merger or consolidation of our company with or into another entity, unless in each case (x) the Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting entity (or the Preferred Shares are otherwise exchanged or reclassified), are converted or reclassified into or exchanged for preferred shares of the surviving or resulting entity or its ultimate parent, and (y) such Preferred Shares that remain outstanding or such preferred shares, as the case may be, have rights, preferences, privileges and voting powers of the surviving or resulting entity or its ultimate parent that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, taken as a whole, of the Preferred Shares immediately prior to the consummation of such transaction.

The rules and procedures for calling and conducting any meeting of the holders of preferred shares (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules our Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of our amended and restated articles of association, applicable law and, if applicable, the rules of any national securities exchange or other trading facility on which the preferred shares are listed or traded at the time.

Foreign Ownership. Neither our amended and restated articles of association nor the laws of the State of Israel restrict the ownership or voting of preferred shares by non-residents of Israel, except under certain circumstances for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Our fully paid preferred shares may generally be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded.

Conversion. Subject to the actual terms of issuance determined by our Board of Directors for any preferred shares when issued, our Preferred Shares may be convertible into our Ordinary Shares or another series of preferred shares.

Dividend and Liquidation Rights. Issuance of preferred shares by our Board of Directors may result in such shares having dividend or liquidation preferences senior to the rights of the holders of our Ordinary Shares. Each preferred share shall be entitled to receive upon distribution, and in preference to our Ordinary Shares, (i) dividends in excess of the general dividends issued to all shareholders including holders of Ordinary Shares, and/or (ii) amounts paid in a distribution of our surplus assets on winding up, in an amount equal to the original issue price for such preferred shares (adjusted for share combinations or subdivisions or other recapitalizations of our shares), and less the amount of any dividend previously paid in preference, all pro rata to the number of the preferred shares issued and outstanding at such time. Furthermore, and after payment of the preferred shares’ dividend preferences or liquidation preferences, each preferred share shall be entitled to receive upon distribution (i) a general dividend issued to all shareholders, (ii) bonus shares, and (iii) amounts paid in a distribution of our surplus assets on winding up, all pro rata to the total number of Ordinary Shares and preferred shares issued and outstanding at such time. See above “Rights of Our Ordinary Shares––Dividend and Liquidation Rights” for additional information.

Although our Board of Directors has no intention at the present time of doing so, it could authorize the issuance of a series of preferred shares that could, depending on the terms of such series, impede the completion of a merger, tender offer, change of control or other takeover attempt.

Exchange Controls

There are currently no material Israeli currency control restrictions on payments of dividends or other distributions with respect to our securities or the proceeds from the sale of our securities, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel or otherwise as set forth in this section. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Israeli residents have an obligation to file reports with the Bank of Israel regarding certain transactions. In addition, Bank of Israel regulations require us to submit regular quarterly update reports concerning foreign investments in the Company.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to minutes of our general meetings, our shareholders register and principal shareholders register, our amended and restated articles of association, our financial statements and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended and restated articles of association. According to our amended and restated articles of association, the enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Acquisitions under Israeli Law

Special Tender Offer

According to the Companies Law, an acquisition pursuant to which a purchaser will hold a “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser will hold more than 45% of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but rather by way of a special tender offer (as defined in the Companies Law) made to all of the company’s shareholders on a pro rata basis, or pursuant to a private placement approved by the company’s shareholders with the purpose of approving the acquisition of controlling stake, or 45% or more of the company’s voting rights. In accordance with the Companies Law, such procedures are not required if the controlling stake or 45% of the company’s voting rights are purchased from an existing holder or a controlling stake or 45% of the company’s voting rights. A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholders, shareholders who have personal interest in the offer, shareholders who own 25% or more of the voting rights in the company, relatives or representatives of any of the above or the bidder and corporations under their control, shall not be taken into account). A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. In such case, a shareholder who objected to the offer may agree to sell its shares within four days from the last date provided to agree to such an offer. Shares purchased not in accordance with those provisions will become “dormant shares” and will not grant the purchaser any rights so long as they are held by the purchaser.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer

A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, own more than 90% of the target company’s issued and outstanding share capital or of certain class of its shares, is required by the Companies Law to make a full tender offer (as defined in the Companies Law) to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether or not it accepted the tender offer (unless otherwise provided in the offering memorandum), may, within six (6) months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Mergers

The Companies Law provides that corporate mergers require the approval of both companies’ boards of directors and shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. In the event, however, that shares of the target company are held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company, the merger will not be approved if a majority of the shareholders of the target company attending and voting at the meeting at which the merger is considered (without taking into account, for that purpose, the shares held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company) object to and do not vote in favor of the merger. If a person holds 25% or more of any type of controlling means of more than one merging company, the same provisions shall apply with regard to the shareholders’ vote with respect to each such company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the target company’s obligations. Furthermore, a merger may not close unless at least 30 days have passed from the time that the general meeting of each of the merging companies was held and at least 50 days have passed from the date on which the merger proposal was sent to the Israeli Registrar of Companies.

Significant Private Placements

Under the Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” in connection with a private placement as set forth above, is defined as a shareholder who holds five percent or more of the company’s outstanding share capital or voting rights, and which assumes the exercise of all of the securities convertible into shares either held by that person prior to such private placement or offered to such person under the private placement. Otherwise, under the Companies Law, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in other special circumstances, such as a private placement completed in lieu of a special tender offer, or a private placement under circumstances which qualifies as a related party transaction requiring shareholder approval, approval at a general meeting of the shareholders of a company is then also required.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, registers and delivers the American Depositary Shares, also referred to as ADSs. Each ADS represents two hundred Ordinary Shares (or a right to receive two hundred Ordinary Shares) deposited with Bank Hapoalim or Bank Leumi, as custodian for the Depositary in Israel. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The Deposit Agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under the heading “Where You Can Find Additional Information”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation – Israeli Tax Considerations” for more details. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that doing so does not require registration of any securities under the Securities Act of 1933, as amended, or the “Securities Act.” If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory assurances from us that such distribution does not require registration of such securities under the Securities Act. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed by the holder of the ADSs or as described in the following sentence. If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	there is substantial shareholder opposition to the particular question; or

●	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	● Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	● Depositary services

Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert foreign currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as an agent, fiduciary or broker on behalf of any other person and earns revenue, including, without limitation, fees and spreads that it will retain for its own account. The spread is the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives in an offsetting foreign currency trade. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or as to the method by which that rate will be determined, subject to its obligations under the deposit agreement.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the number of ADSs that may be outstanding at any time as a result of pre-release will not normally exceed 30% of the total number of Ordinary Shares deposited under the deposit agreement, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so. The depositary has full discretion as to how and to what extent it may disregard the limit for the amount of ADSs that may be outstanding at any time as a result of the pre-release.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Transfer Agent and Registrar

Our transfer agent and registrar will be the depositary for the ADSs, Bank of New York Mellon, and its address is 101 Barclay Street, New York, NY.

Listing

Our Ordinary Shares are currently traded on the TASE under the symbol “PPBT.” The ADSs are listed on The Nasdaq Capital Market under the symbol “PPBT.”

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering up to               ADSs, with each ADS representing 200 of our Ordinary Shares, or               Ordinary Shares in the aggregate, Pre-Funded Warrants to purchase up to               ADSs and Warrants to purchase up to              ADSs. For each Pre-Funded Warrant we sell, the number of ADSs we are offering will be decreased on a one-for-one basis. We are also registering the ADSs issuable from time to time upon exercise of the Warrants and Pre-Funded Warrants offered hereby.

American Depositary Shares (ADSs)

The material terms and provisions of the ADSs and our Ordinary Shares are described in the section entitled “Description of Share Capital” beginning on page 15 of this prospectus.

Warrants

The following is a brief summary of certain terms and conditions of the Warrants being offered by us. The following description is subject in all respects to the provisions contained in the form of Warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Duration and Exercise Price. Each Warrant will have an exercise price equal to $         per ADS. The Warrants will be immediately exercisable from the date of issuance until the          (      ) year anniversary of the initial exercise date. The exercise price and number of ADSs issuable upon exercise of the Warrants is subject to appropriate adjustment in the event of share dividends, share splits, subsequent rights offerings, pro rate distributions, reorganizations, or similar events affecting our Ordinary Shares and ADSs and the exercise price. The Warrants will be issued in certificated form only.

Exercisability. The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). No fractional ADSs will be issued in connection with the exercise of a Warrant.

A holder (together with its affiliates) may not exercise any portion of such holder’s Warrants to the extent that the holder would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Ordinary Shares represented by ADSs immediately after exercise, except that upon prior notice from the holder to the Company, the holder may increase or decrease the amount of beneficial ownership of outstanding ADSs after exercising the holder’s Warrants up to 9.99% of the number of the Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase will not be effective until 61 days following notice to us.

Cashless Exercise. If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the underlying shares to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the Warrants.

Fundamental Transactions. If at any time the Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions, effects a Fundamental Transaction (as defined in the Warrant), a holder of Warrants will be entitled to receive, upon exercise of the Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Warrants immediately prior to the Fundamental Transaction. In addition, in certain circumstances, upon a Fundamental Transaction, the holder of the Warrants will have the right to require us or a successor entity to repurchase the unexercised portion of the Warrants for cash at the Black-Scholes Value (as defined in the Warrants); provided, however, that, if the Fundamental Transaction is not within our control, including not approved by our Board of Directors, then the holder will only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black-Scholes Value of the unexercised portion of the Warrant that is being offered and paid to the holders of ADSs in connection with the Fundamental Transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of ADSs are given the choice to receive alternative forms of consideration in connection with the fundamental transaction.

Transferability. Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrants to us together with the appropriate instruments of transfer.

Rights as a Shareholder. Except as otherwise provided in the Warrants or by virtue of the holder’s ownership of the ADSs, such holder of Warrants does not have the rights or privileges of a holder of the ADSs, including any voting rights, until such holder exercises such holder’s Warrants.

Waivers and Amendments. The Warrants may be modified or amended or the provisions of the Warrants waived with the Company’s and the holder’s written consent.

Trading Market and Listing. There is no established trading market for the Warrants, and we do not expect an active trading market to develop. We do not intend to apply to list the Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Warrants will be extremely limited.

Pre-Funded Warrants

The following is a brief summary of certain terms and conditions of the Pre-Funded Warrants being offered by us. The following description is subject in all respects to the provisions contained in the form of Pre-Funded Warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Duration and Exercise Price. The Pre-Funded Warrants will have an exercise price of $       per ADS. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time after their original issuance until such Pre-Funded Warrants are exercised in full. The exercise price and number of ADSs issuable upon exercise are subject to appropriate adjustment in the event of share dividends (bonus issues), share splits (share consolidations or subdivisions), reorganizations or similar events affecting our ADSs. The exercise price and number of ADSs issuable upon exercise of the Pre-Funded Warrants is subject to appropriate adjustment in the event of share dividends, share splits, subsequent rights offerings, pro rate distributions, reorganizations, or similar events affecting our Ordinary Shares and ADSs and the exercise price. The Pre-Funded Warrants will be issued in certificated form only.

Exercisability. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). No fractional ADSs will be issued in connection with the exercise of a Pre-Funded Warrant.

A holder (together with its affiliates) may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Ordinary Shares represented by ADSs immediately after exercise, except that upon prior notice from the holder to the Company, the holder may increase or decrease the amount of beneficial ownership of outstanding ADSs after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of the Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants, provided that any increase will not be effective until 61 days following notice to us.

Cashless Exercise. At the time a holder exercises its Pre-Funded Warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the Pre-Funded Warrants.

Fundamental Transactions. If at any time the Pre-Funded Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions, effects a Fundamental Transaction (as defined in the Pre-Funded Warrant), a holder of Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Pre-Funded Warrants immediately prior to the Fundamental Transaction.

Transferability. Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrants to us together with the appropriate instruments of transfer.

Rights as a Shareholder. Except as otherwise provided in the Pre-Funded Warrants or by virtue of the holder’s ownership of the ADSs, such holder of Pre-Funded Warrants does not have the rights or privileges of a holder of the ADSs, including any voting rights, until such holder exercises such holder’s Pre-Funded Warrants.

Waivers and Amendments. The Pre-Funded Warrants may be modified or amended or the provisions of the Warrants waived with the Company’s and the holder’s written consent.

Trading Market and Listing. There is no established trading market for the Pre-Funded Warrants, and we do not expect an active trading market to develop. We do not intend to apply to list the Pre-Funded Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Pre-Funded Warrants will be extremely limited.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to our Securities. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Israeli Tax Considerations

The following is a brief summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of our securities purchased in this offering. This discussion does not purport to constitute a complete analysis of all potential Israeli tax consequences applicable to investors upon purchasing, owning or disposing of our securities. In particular, this discussion does not take into account the specific circumstances of any particular investor, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion may be based on new tax legislation which has not been subject to judicial or administrative interpretation. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Each prospective investor in our securities is urged to consult its own tax advisor with respect to the particular tax consequences to such investor of the acquisition, ownership and disposition of our securities, including the applicability and effect of any Israeli tax laws and any applicable tax treaties.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The Israeli corporate tax rate is 23% since 2018.

Taxation of Shareholders

Capital Gains

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets by a non-resident of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

The tax rate applicable to capital gains derived from the sale of our securities, whether listed on a stock market or not, is subject to a marginal tax rate according to Section 121 of the Israeli Income Tax Ordinance but shall not exceed 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such security, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their securities prior to an initial public offering. Israeli companies are subject to the corporate tax rate as specified in Section 126 of the Israeli Income Tax Ordinance on capital gains derived from the sale of shares.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income which is 23% for corporations, and a marginal tax rate of up to 47% for individuals.

Notwithstanding the foregoing, real capital gains generated from the sale of our securities by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the securities were purchased upon or after the registration of the securities on a non-Israeli stock exchange (NASDAQ); and (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) hold more than 25% or more means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the income or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of securities are deemed to be business income.

In addition, the sale of securities may be exempt from Israeli capital gain tax under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such an exemption). For example, the Convention between the Government of the U.S. and the Government of the State of Israel with respect to Taxes on Income (the “U.S.- Israel Double Tax Treaty”) exempts a U.S. resident (for purposes of the treaty) from Israeli capital gains tax in connection with the sale of the Ordinary Shares or ADSs, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate during the taxable year; (iii) the capital gain from the sale, exchange or disposition was not derived through a permanent establishment of the U.S. resident; and (iv) the capital gains arising from such sale, exchange or disposition is not attributed to real estate located in Israel or a resident in Israel; however, under the U.S-Israel Double Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

Payers of consideration for the securities, including the purchaser, the Israeli stockbroker or the financial institution through which the securities are held, are obligated, subject to certain exemptions, to withhold tax upon sale of securities from the amount of consideration paid upon the sale of the securities (or on the real capital gain realized on the sale, if known), at a rate of 25% for an individual or at a rate of corporate tax for a corporation (23% in 2018 and thereafter).

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid to the Israel Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed and no advance payment must be paid. Capital gains are also reportable on annual income tax returns.

Dividends

Dividends distributed by a company from income, which is not attributed to an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Preferred Technology Enterprise, as defined in the Israel’s Encouragement of Capital Investment Law, 1959, to a shareholder who is an Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will generally apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally not be subject to tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli tax on the receipt of dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). Dividends distributed by an Israeli resident company from income, which is attributed to a Preferred Enterprise or Preferred Technology Enterprise, to a non-Israeli resident (either an individual or a corporation) are generally subject to withholding tax at a rate of 20%. These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel and is subject to certain exemptions under such treaty.

Payers of dividends on our shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a nominee company (for corporations and individuals).

Exercise or Lapse of Warrants

A holder of Warrants generally will not recognize gain or loss upon the exercise of a Warrant for cash. An ADS acquired pursuant to the exercise of a Warrant for cash generally will have a tax basis equal to the holder’s tax basis in the Warrant, increased by the amount paid to exercise the Warrant. The holding period of such ADS (or Ordinary Share represented thereby) generally would begin on the day after the date of exercise of the Warrant. If a Warrant is allowed to lapse unexercised, the holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

It is possible that a cashless exercise would be treated as a taxable exchange in which gain or loss is recognized. In such event, a holder could be deemed to have surrendered a number of Warrants with a fair market value equal to the exercise price for the number of Warrants deemed exercised. For this purpose, the number of Warrants deemed exercised would be equal to the number of Warrants that would entitle the holder to receive upon exercise the number of ADSs issued pursuant to the cashless exercise of the Warrants. In this situation, the holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered to pay the exercise price and the holder’s tax basis in the Warrants deemed surrendered.

Adjustments with Respect to Warrants.

The terms of the Warrants and Pre-Funded Warrants provide for an adjustment to the number of ADSs for which the warrant may be exercised or adjustment to the exercise price of the warrant in certain events. An adjustment of the exercise price or an adjustment that has the effect of preventing dilution generally is not taxable. However, the holders of the Warrants or Pre-Funded Warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Warrants or Pre-Funded Warrants) as a result of a distribution of cash to the holders of our Ordinary Shares. Such constructive distribution would be subject to tax as described above in the same manner as if the holders of the Warrants or Pre-Funded Warrants received a cash distribution from us equal to the fair market value of such increased interest. Holders of Warrants and Pre-Funded Warrants are urged to consult their own tax advisors on these issues.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 698,280 for 2023 and NIS 721,560 for 2024 and 2025), will be subject to an additional tax on any income in excess of such amount, at the rate of 3% on any such taxable income prior to January 1, 2025 and commencing January 1, 2025, at the rate of 3% of any such active taxable income and 5% of any such passive taxable income. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences relating to the ownership and disposition of the ADSs, the Pre-Funded Warrants and the Series B Warrants by a holder. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of the ADSs, the Pre-Funded Warrants and the Series B Warrants and that hold such ADSs, Pre-Funded Warrants and Series B Warrants as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax exempt entities or organizations;

●	certain former citizens or residents of the United States;

●	persons that received the ADSs, the Pre-Funded Warrants and the Series B Warrants as compensation for the performance of services;

●	persons that will hold the ADSs, the Pre-Funded Warrants and the Series B Warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass- through entities, or holders that will hold the ADSs, the Pre-Funded Warrants and the Series B Warrants through such an entity;

●	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

●	holders that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any U.S. state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of the ADSs, the Pre-Funded Warrants and the Series B Warrants.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs, the Pre-Funded Warrants and the Series B Warrants or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of the ADSs, the Pre-Funded Warrants and the Series B Warrants that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of the ADSs, the Pre-Funded Warrants and the Series B Warrants that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the ADSs, the Pre-Funded Warrants and the Series B Warrants, the U.S. federal income tax consequences relating to an investment in the ADSs, the Pre-Funded Warrants and the Series B Warrants will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of the ADSs, the Pre-Funded Warrants and the Series B Warrants in its particular circumstances.

Persons considering an investment in the ADSs, the Pre-Funded Warrants and the Series B Warrants should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, the Pre-Funded Warrants and the Series B Warrants, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Tax Treatment of Pre-funded Warrants

Although the law is not completely settled in the area, Pre-Funded Warrants will likely be treated as ADSs for U.S. federal income tax purposes. Any person that receives Pre-Funded Warrants in this offering should consult their own tax advisor regarding the application of the U.S. federal income tax laws to their particular situation. The remainder of this summary assumes that the Pre-Funded Warrants will be treated as ADSs for U.S. federal income tax purposes. Subsequent references in this to ADSs will also include reference to Pre-Funded Warrants, as applicable or unless otherwise noted.

Allocation of Purchase Price

Each purchaser of our ADSs must allocate its purchase price for such ADSs between the ADSs and Pre-Funded Warrants received based on the respective relative fair market values of each at the time of issuance. This allocation of the purchase price will establish the holder’s initial tax basis for U.S. federal income tax purposes for each ADS and Pre-Funded Warrant. This position is not free from doubt, and a Holder’s allocation of the purchase price among our ADSs and Pre-Funded Warrants is not binding on the IRS or the courts, and no assurance can be given that the IRS or the courts will agree with a holder’s allocation. Each Holder should consult its own tax advisor regarding the allocation of the purchase price among the ADSs and Pre-Funded Warrants.

Exchange of ADSs for Ordinary Shares

In general, if you hold ADSs, you will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying Ordinary Shares represented by those ADSs. In addition, you will receive a basis in your Ordinary Shares equal to the basis of your ADSs exchanged for such shares.

Taxation of Dividends and Other Distributions on the ADSs

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to the ADSs before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to “qualified dividends,” provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Such lower rate of taxation shall not apply if we are a PFIC for the taxable year in which we pay a dividend. Moreover, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders irrespective of PFIC status. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the ADSs and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held the ADSs for more than one year as of the time such distribution is received.

If you are a U.S. Holder, dividends paid to you with respect to the ADSs will be foreign source income for foreign tax credit purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ADSs, unless:

●	you conduct a trade or business in the U.S. and such income is effectively connected with that trade or business (and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the U.S.); or

●	you are an individual and have been present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Sale, Exchange or Other Disposition of the ADSs

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of the ADSs equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in the ADSs and such gain or loss will be capital gain or loss. The adjusted tax basis in an ADS generally will be initially determined as described above in “Tax Basis of each ADS.” If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of an ADS is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such ADS exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. A foreign tax credit for foreign taxes imposed on capital gains may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and it is possible that the ability of a U.S. Holder to claim a foreign tax credit for any such Israeli tax will be limited. You should consult your tax advisor to determine whether, and to what extent, you will be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ADSs unless:

●	such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

●	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Consequences

We may be classified as a PFIC for the 2024 tax year. If we are indeed so classified for 2024 or in any other taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of the ADSs, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ADSs, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ADSs, regardless of whether we continue to meet the tests described above.

If we are indeed properly classified as a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of the ADSs.

If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in its ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of our subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

 If we are a PFIC and a U.S. Holder makes a Qualified Electing Fund Election under Section 1295 of the Code (“QEF Election”) for the first tax year in which its holding period of its ADSs begins, such U.S. Holder generally will not be subject to the PFIC rules discussed above with respect to its ADSs. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the ADSs to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of ADSs.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the U.S. Holder’s holding period for the ADSs in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that, for each tax year that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements or make available to U.S. Holders a PFIC Annual Information Statement or any other information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

A U.S. Holder who owns ADSs during any year in which we are a PFIC, will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may apply to all or a portion of the following items with respect to ADSs: dividend or other distributions, gains from dispositions and “excess distributions” and income from “mark-to-market” elections under the PFIC rules, if applicable. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of the ADSs. Information reporting generally will apply to payments of dividends on the ADSs, and to proceeds from the sale or redemption of the ADSs made within the United States, or by a U.S. payer or U.S. middleman, to a holder of the ADSs, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payer may be required to withhold backup withholding tax from any payments of dividends on the ADSs, or the proceeds from the sale or redemption of the ADSs within the United States, or by a U.S. payer or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders, who are individuals, are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PLAN OF DISTRIBUTION

We have engaged               , the Placement Agent, to act as our exclusive Placement Agent to solicit offers to purchase the securities offered pursuant to this prospectus on a reasonable best efforts basis. The engagement agreement does not give rise to any commitment by the Placement Agent to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of the engagement agreement. The Placement Agent is not purchasing or selling any of the securities offered by us under this prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of such securities by us. Therefore, we may not sell all of the securities being offered. The terms of this offering were subject to market conditions and negotiations between us, the Placement Agent and prospective investors. This is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. The Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with the offering.

Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of           (              ) months following the closing of the offering, subject to certain exceptions; and (ii) a covenant to not issue any Ordinary Shares or ADSs or securities convertible into Ordinary Shares or ADSs for             (           ) days from closing of the offering, subject to certain exceptions.

The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

●	standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

●	covenants regarding matters such as no integration with other offerings, filing of a 6-K to disclose entering into these securities purchase agreements, no shareholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of ADSs, and not issuance of any Ordinary Shares or ADSs or securities convertible into Ordinary Shares or ADSs for ( ) days from closing of the offering, subject to certain exceptions.

We expect to deliver the securities being offered pursuant to this prospectus on or about             , 2025, subject to satisfaction of certain customary closing conditions.

Fees and Expenses

The following table shows the per ADS and accompanying Warrant and per Pre-Funded Warrant and accompanying Warrant and total Placement Agent fees we will pay in connection with the sale of the Securities in this offering.

	Per ADS and Accompanying Warrant		Per Pre-Funded Warrant and Accompanying Warrant	Total
Combined public offering price	$	$		$
Placement agent fees	$	$		$
Proceeds to us (before expenses)	$	$		$

We have agreed to pay the Placement Agent a total cash fee equal to       % of the aggregate gross proceeds received in the offering and a management fee equal to         % of the gross proceeds raised in the offering. We will also pay the Placement Agent for non-accountable fees and expenses of up to $          , and its legal fees and expenses and other out-of-pocket expenses in an amount up to $            and up to $             for closing costs. We estimate the total expenses of this offering payable by us, excluding the Placement Agent fee, will be approximately $ million.

Lock-up Agreements

Each of our officers and directors have agreed with the Placement Agent to be subject to a lock-up period of days following the date of closing of the offering pursuant to this prospectus. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of the ADSs or any securities convertible into, or exercisable or exchangeable for, ADSs, subject to customary exceptions. The Placement Agent may waive the terms of these lock-up agreements in its sole discretion and without notice. In addition, we have agreed to not issue any securities that are subject to a price reset based on the trading prices of the ADSs or upon a specified or contingent event in the future, or enter into any agreement to issue securities at a future determined price for a period of            (         ) months following the closing date of this offering, subject to certain exceptions. The Placement Agent may waive this prohibition in its sole discretion and without notice.

Right of First Refusal

We have granted the Placement Agent a right of first refusal for a period of             (               ) months following the closing of this offering, to act as exclusive financial advisor, sole book-running manager, sole underwriter, sole Placement Agent or sole agent for each and every future debt financing or refinancing and public or private equity offering or acquisition or disposition by us or any of our successors or subsidiaries.

Tail

We have also agreed to pay the Placement Agent a tail fee equal to the cash compensation in this offering, if any investor, who was brought over-the-wall by the Placement Agent during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction during the              -month period following expiration or termination of our engagement of the Placement Agent.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including certain liabilities arising under the Securities Act and to contribute to payments that the Placement Agent may be required to make for these liabilities.

Determination of Offering Price

The actual offering price of the securities we are offering has been negotiated between us and the investors in the offering based on the trading of our ADSs prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent, if any, participating in this offering and the Placement Agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent, and should not be relied upon by investors.

Other Relationships

From time to time, the Placement Agent or its affiliates have in the past or may in the future provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the Placement Agent for any further services.

Listing

The ADSs are listed on The Nasdaq Capital Market under the symbol “PPBT.”

Depositary

The Depositary for the ADSs is The Bank of New York Mellon.

EXPENSES

The following table sets forth the costs and expenses, other than placement agent fees, payable by us in connection with the offer and sale of the securities in this offering. All amounts listed below are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

SEC registration fee	$	*
FINRA filing fee	$	*
Printer fees and expenses	$	*
Legal fees and expenses	$	*
Transfer agent, depositary fees and registrar fees	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be completed by amendment.

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered securities under Israeli law will be passed upon for us by FISCHER (FBC & Co.). Certain legal matters with respect to U.S. federal securities law and New York law will be passed upon for us by Haynes and Boone, LLP.

EXPERTS

The consolidated financial statements of Purple Biotech Ltd. and its subsidiaries as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file annual and special reports with, and furnish other information to, the SEC. The SEC maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. These SEC filings are also generally available to the public on (i) the Israel Securities Authority’s website at www.magna.isa.gov.il, (ii) the Tel Aviv Stock Exchange’s website at http://www.maya.tase.co.il, and (iii) from commercial document retrieval services.

We make available free of charge on or through our website at www.purple-biotech.com, our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which are examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. In addition, in accordance with the Nasdaq Listing Rules, as a foreign private issuer we are required to submit on Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. We have also agreed contractually under the Open Market Sale AgreementSM we entered into with Jefferies LLC to provide on Form 6-K an interim balance sheet and income statement as of the end of the first and third quarters of each fiscal year.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement for free at www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Documents by Reference” are also available on our website, www.purple-biotech.com. We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Purple Biotech Ltd., 4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel, Attn: Gil Efron, telephone number + 972-3-933-3121.

Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any notices of general meetings of our shareholders.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. We specifically are incorporating by reference the following documents filed with the SEC:

●	the description of our Ordinary Shares, no par value per share, and the American Depositary Shares representing the Ordinary Shares, contained in Exhibit 2.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 10, 2025, including any amendments or reports filed for the purpose of updating the description;

●	our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 10, 2025; and

●	our Reports on Form 6-K furnished to the SEC on January 6, 2025, February 3, 2025, February 18, 2025, February 28, 2025, March 5, 2025, March 10, 2025 (as amended on Form 6-K/A on March 10, 2025), March 18, 2025, March 28, 2025, April 1, 2025, April 15, 2025, April, 16, 2025, April 22, 2025, April 28, 2025, April 30, 2025, May 6, 2025, May 12. 2025, May 21, 2025, June 17, 2025, and June 23, 2025.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus. As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Purple Biotech Ltd., 4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel, Attn: Gil Efron, telephone number + 972-3-933-3121. You may also obtain information about us by visiting our website at www.purple-biotech.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel or obtain a judgment in Israel based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations, legal procedures and exceptions, Israeli courts may enforce a U.S. judgment in a civil matter which (subject to limited exceptions) is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render such judgement according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was rendered in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

We have irrevocably appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19715 Tel: +1 (302) 738-6680 as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Up to           American Depositary Shares representing               Ordinary Shares

Up to           Pre-Funded Warrants to Purchase up to             American Depositary Shares

Up to           Series B Warrants to Purchase up to             American Depositary Shares

(and up to             American Depositary Shares representing             Ordinary Shares underlying the Pre-Funded
Warrants and up to             American Depositary Shares representing             Ordinary Shares underlying the Series B
Warrants)

Purple Biotech Ltd.

PRELIMINARY PROSPECTUS

           , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the Israeli Companies Law, 5759 – 1999 (the “Companies Law”), a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, 5728 – 1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

●	a monetary liability imposed on him or her in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses associated with an Administrative Procedure conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must generally be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders. The compensation committee may approve the procurement of directors’ and officers’ liability insurance policy without the need for shareholder approval, if it determines that, pursuant to the relief regulations promulgated under the Companies Law, the provision of such insurance coverage to the office holders under our directors and officers liabilities insurance policy is on market terms, is not likely to have a material adverse effect on our profits, assets or obligations, and is consistent with our Compensation Policy which was approved by our shareholders in accordance with the Companies Law.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy within the parameters set forth in our Compensation Policy.

We have issued letters of indemnity (the “Indemnity Letters”) to each of our current office holders pursuant to which we undertook to indemnify such office holders to the fullest extent permitted by applicable law, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our Board of Directors based on our activities, as set forth in the Indemnity Letters. According to the Indemnity Letters, the total accumulative sum of indemnification that may be paid by us to all office holders will not exceed a sum equal to 25% of our shareholders’ equity according to our latest audited or reviewed consolidated financial statements, as of the date of indemnification. The payment of indemnity amounts will not prejudice the right of office holders to receive insurance coverage benefits.

In addition, we have issued letters of exemption to each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law.

We expect to indemnify Isaac Israel for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay costs and expenses he may incur related to the “Atzmon Claim” described in “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” of our 2024 Annual Report, which is incorporated herein by reference, pursuant to the Indemnity Letter issued to him. To our knowledge, other than with respect to the foregoing proceeding, there is no previous or pending litigation or proceedings against any of our office holders as to which indemnification is being, or may be sought, nor are we aware of any other pending or threatened litigation or proceeding that may result in claims for indemnification by any office holder.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Immunorizon Acquisition

On February 1, 2023, we entered into the Share Purchase Agreement dated February 1, 2023 (the “Share Purchase Agreement”), pursuant to which we acquired 100% of the issued and outstanding shareholdings from the shareholders of Immunorizon Ltd. and Immunorizon became a wholly-owned subsidiary of the Company.

In consideration for the transfer of 100% of Immunorizon’s shares to us and the other obligations set forth in the Share Purchase Agreement, we paid an aggregate purchase price consisting of an aggregate upfront payment of $3.5 million in cash and an aggregate $3.5 million in ADSs (the “Immunorizon ADSs”), at a price per ADS equal to the NASDAQ volume-weighted average price of the ADSs for the 60-day period preceding the execution date of the agreement the (“PPS”).

The Immunorizon ADSs were issued to certain major shareholders of Immunorizon (the “Major Selling Shareholders”) and were subject to a three-month lock-up period. We also undertook to file a resale registration statement with the SEC to register the ADSs for resale following the lock-up period.

The Immunorizon ADSs were issued pursuant to the exemptions from the registration requirements of the Securities Act provided by Regulation S.

Immunorizon Anti-Dilution Shares

At the closing of the transactions contemplated by the Share Purchase Agreement, we entered into a Lock-Up and Registration Rights Agreement with the Major Selling Shareholders. In the event that during one year following the closing of the Share Purchase Agreement, the Company entered into an agreement or made a filing pursuant to which it issued ADSs or other equity securities in a financing transaction (other than under its ATM program used for an accumulated amount of up to $2,000,000 worth of ADSs sold during any 90 day period following the closing of the Share Purchase Agreement, a non-cash transaction or a strategic transaction such as strategic joint venture, pre-clinical or clinical collaboration), at a price per ADS lower than the PPS (such new price, the “New PPS”) (a “Dilutive Event”), and at such time a Major Selling Shareholder still held any ADSs issued to it under the Share Purchase Agreement, the Company agreed to issue such Major Selling Shareholder additional ADSs (“Additional ADSs”) equal to: (i) (A) the number of such ADSs held by such Major Selling Shareholder at such time, multiplied by (B) the PPS divided by (C) the New PPS, minus (ii) the number of such ADSs held by such Major Selling Shareholder at such time. Such protection was only permitted to be provided once.

Following the October 2023 Offering (as defined below), which constituted a Dilutive Event, we issued an aggregate 3,498 Additional ADSs to the Major Selling Shareholders. Such issuance was undertaken in reliance upon the exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof.

July 2024 Warrant Exercise Transaction

On July 1, 2024, we entered into the Inducement Letters with holders that held warrants (the “Existing Warrants”) to purchase up to an aggregate of 281,675 ADSs, having original exercise prices ranging from $25 to $400 per ADS, originally issued in October 2023, June 2020, January 2019 and June 2018. Pursuant to the Inducement Letters, the holders agreed to exercise the Existing Warrants in full for cash at a reduced exercise price of 7.20 per ADS.

In consideration for the exercise of the Existing Warrants for cash, we issued to the holders, in a private placement, new unregistered Series A-1 Warrants to purchase up to an aggregate of 248,969 ADSs and new unregistered Series A-2 Warrants to purchase up to an aggregate of 314,382 ADSs (collectively, the “New Warrants”). The New Warrants are immediately exercisable at an exercise price of $8 per ADS. The Series A-1 Warrants have a term of five years from the issuance date and the Series A-2 Warrants have a term of twenty-four months from the issuance date.

We also issued the unregistered July 2024 PA Warrants to purchase up to an aggregate of 19,717 ADSs to designees of Wainwright, the exclusive placement agent for the offering, which have an exercise price of $9 per ADS and expire on July 2, 2029.

The New Warrants, the July 2024 PA Warrants and the ADSs representing Ordinary Shares issuable upon exercise of the New Warrants and the July 2024 PA Warrants were and/or will be (as applicable) issued pursuant to the exemptions from the registration requirements of the Securities Act provided in Section 4(a)(2) under the Securities Act and/or Rule 506(b) promulgated thereunder.

October 2023 Registered Direct Offering and Concurrent Private Placement of Warrants

On October 19, 2023, we issued to an institutional investor warrants to purchase up to 21,739 ADSs (the “October 2023 Warrants”), in a private placement completed concurrently with a registered direct offering (the “October 2023 Offering”). The October 2023 Warrants had an exercise price of $7.39 per ADS, were exercisable immediately and had an expiration date of April 19, 2029. All of the October 2023 Warrants were exercised for cash, at a reduced exercise price of $7.20 per ADS, in connection with the July 2024 Transaction.

We also issued the unregistered October 2023 PA Warrants to purchase up to an aggregate of 15,217 ADSs to designees of Wainwright, the exclusive placement agent for the offering, which have an exercise price of $28.75 per ADS and expire on October 17, 2028.

The October 2023 Warrants, the October 2023 PA Warrants and the ADSs representing Ordinary Shares issued or issuable upon exercise of the October 2023 Warrants and the October 2023 PA Warrants were and/or will be (as applicable) issued pursuant to the exemptions from the registration requirements of the Securities Act provided in Section 4(a)(2) under the Securities Act and/or Rule 506(b) promulgated thereunder.

December 2024 Registered Direct Offering

On December 4, 2024, in connection with a registered direct offering, we issued the unregistered December 2024 PA Warrants to purchase up to an aggregate of 33,087 ADSs to designees of Wainwright, the exclusive placement agent for the offering, which have an exercise price of $7.50 per ADS and expire on December 3, 2029.

The December 2024 PA Warrants and the ADSs representing Ordinary Shares issued or issuable upon exercise of the December 2024 PA Warrants were and/or will be (as applicable) issued pursuant to the exemptions from the registration requirements of the Securities Act provided in Section 4(a)(2) under the Securities Act and/or Rule 506(b) promulgated thereunder.

Item 8. Exhibits and Financial Statement Schedules.

The following exhibits are filed with this Registration Statement.

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The undersigned registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit Number	Exhibit Description
1.2	Open Market Sale AgreementSM, dated as of June 9, 2021, by and between the Company and Jefferies LLC (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 9, 2021)
3.1	Memorandum of Association of the Registrant (originally filed as Exhibit 99.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
3.2	Amended and Restated Articles of Association of the Registrant (originally filed as Exhibit 99.2 to the Registrant’s Form 6-K furnished to with the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
4.1	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
4.2	Form of American Depositary Receipt (included in Exhibit 4.1)
4.3	Form of Placement Agent Warrant issued to Placement Agent in the March 2020 offering (incorporated by reference to Exhibit 4.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.4	Form of Placement Agent Warrant issued to Placement Agent in the April 2020 private placement (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
4.5	Form of Warrant issued to investors in the May 2020 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
4.6	Form of Placement Agent Warrant issued to Placement Agent in the May 2020 offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
4.7	Form of Warrant issued to purchasers in the June 2020 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
4.8	Form of Placement Agent Warrant issued to Placement Agent in the June 2020 offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K/A furnished to the Securities and Exchange Commission on June 29, 2020)
4.9	Form of Placement Agent Warrant issued to the Placement Agent in the October 2023 offering (incorporated by reference in Exhibit 4.5 to the Registrant’s Form 6-K furnished to the Securities Exchange Commission on October 19, 2023)
4.10	Form of Series A-1 Warrant issued to an investor in the July 2024 warrant exercise transaction (incorporated by reference to Exhibit 1.3 to the Registrant’s Form 6-K furnished to the Securities Exchange Commission on July 2, 2024)
4.11	Form of Series A-2 Warrant issued to the investors in the July 2024 warrant exercise transaction (incorporated by reference to Exhibit 1.4 to the Registrant’s Form 6-K furnished to the Securities Exchange Commission on July 2, 2024)
4.12	Form of Placement Agent Warrant issued to the Placement Agent in the July 2024 warrant exercise transaction (incorporated by reference to Exhibit 1.5 to the Registrant’s Form 6-K furnished to the Securities Exchange Commission on July 2, 2024)
4.13	Form of Placement Agent Warrant issued to the Placement Agent in the December 2024 offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 4, 2024)
4.14***	Form of Pre-Funded Warrant
4.15***	Form of Series B Warrant
4.16***	Form of Placement Agent Warrant
5.1***	Opinion of FISCHER (FBC & Co.)
5.2***	Opinion of Haynes and Boone, LLP, U.S. legal counsel to the Registrant

10.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015)
10.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
10.3	Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 9, 2022)
10.4*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
10.5*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
10.6*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
10.7	Purple Biotech Ltd. Office Holder Compensation Policy approved the shareholders on June 15, 2023 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 1, 2023)
10.8	Form of Securities Purchase Agreement dated as of June 1, 2018 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
10.9	Form of Securities Purchase Agreement dated as of January 16, 2019 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
10.10	Form of Securities Purchase Agreement dated as of March 12, 2020 by and between the Registrant and the purchasers in the March 2020 public offering (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
10.11**	Amended and Restated License effective as of the 25th day of May, 2010 by and between: Tel Hashomer - Medical Research, Infrastructure and Services LTD and Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
10.12**	First Amendment to Amended and Restated License Agreement, by and between Tel Hashomer - Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
10.13	Second Amendment to Amended and Restated License Agreement, by and between Tel Hashomer - Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
10.14	Assignment and Assumption Agreement effective as of March 21, 2019, between Tel Hashomer - Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd., FameWave Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
10.15	Form of Warrant Exercise Agreement, dated as of April 19, 2020, entered into between the Registrant and the warrant holders in the April 2020 private placement (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)

10.16	Form of Securities Purchase Agreement dated as of May 6, 2020 by and between the Registrant and the purchasers in the May 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
10.17	Form of Securities Purchase Agreement dated as of June 23, 2020 by and between the Registrant and the purchasers in the June 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
10.18**	Share Purchase Agreement by and among Purple Biotech Ltd., the Shareholders of Immunorizon Ltd. and M. Arkin (1999) Ltd. dated as of February 1, 2023 (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 3, 2023)
10.19	Form of Securities Purchase Agreement dated as of October 17, 2023 by and between the Registrant and the purchasers in the October 2023 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
10.20	Form of Amendment to Existing Warrants issued to the investor in the October 2023 offering (incorporated by reference to Exhibit 4.4 to the Registrant’s Form 6-K furnished to the Securities Exchange Commission on October 19, 2023)
10.21	Form of Warrant Reprice and Reload Letter entered into with an investor in the July 2024 warrant exercise transaction (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities Exchange Commission on July 2, 2024)
10.22	Form of Warrant Reprice and Reload Letter entered into with an investor in the July 2024 warrant exercise transaction (incorporated by reference to Exhibit 1.2 to the Registrant’s Form 6-K furnished to the Securities Exchange Commission on July 2, 2024)
10.23	Form of Securities Purchase Agreement dated as of December 3, 2024 by and between the Registrant and the purchasers in the December 2024 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 4, 2024)
10.24***	Form of Securities Purchase Agreement
21.1	List of subsidiaries of the Registrant (originally filed as Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 10, 2025 and incorporated by reference thereto)
23.1***	Consent of FISCHER (FBC & Co.) (included in Exhibit 5.1)
23.2***	Consent of Haynes and Boone, LLP (included in Exhibit 5.2)
23.3***	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
24.1***	Powers of Attorney (included in the signature page to the Registration Statement)
107***	Filing Fee Table

*	Confidential treatment granted with respect to portions of this Exhibit.

**	Portions of this exhibit have been redacted because it is both not material and is the type that the registrant treats as private or confidential.

***	To be filed by amendment.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rehovot, Israel on                , 2025.

PURPLE BIOTECH, LTD.

By:
Name:	Gil Efron
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Purple Biotech Ltd., a company incorporated under the laws of the State of Israel, do hereby constitute and appoint Gil Efron as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer)	, 2025
Gil Efron

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2025
Shai Lankry

	Chairman of the Board of Directors	, 2025
Eric K. Rowinsky

	Director	, 2025
Simcha Rock

	Director	, 2025
Ido Agmon

	Director	, 2025
Robert Gagnon

	Director	, 2025
Suzana Nahum-Zilberberg

	Director	, 2025
Issac Israel

	Director	, 2025
Yael Margolin

Signature of authorized representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this Registration Statement on Form F-1 on this                  day of             2025.

Puglisi & Associates

Authorized U.S. Representative

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director